EXHIBIT 12

HERSHEY FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 4, 2004	June 29, 2003
Earnings:

Income before income taxes	$303,905	$267,048

Add (deduct):

Interest on indebtedness	31,243	31,551
Portion of rents representative of the
interest factor (a)	4,614	7,707
Amortization of debt expense	223	223
Amortization of capitalized interest	1,813	1,938

Earnings as adjusted	$341,798	$308,467

Fixed Charges:

Interest on indebtedness	$31,243	$31,551
Portion of rents representative of the
interest factor (a)	4,614	7,707
Amortization of debt expense	223	223
Capitalized interest	2,400	776

Total fixed charges	$38,480	$40,257

Ratio of earnings to fixed charges	8.88	7.66

NOTE:

(a)	Portion of rents representative of the interest factor consists of all rental expense pertaining to operating leases used to finance the purchase or construction of warehouse and distribution facilities, and one-third of rental expense for other operating leases.